                                                                   EXHIBIT 12.1


                   TRANSCONTINENTAL GAS PIPE LINE CORPORATION

                    COMPUTATION OF EARNINGS TO FIXED CHARGES
                       Thousands of Dollars, except ratios



                                                                                                                Nine Months Ended
                                                                                                                  September 30,
                                                                     Year Ended December 31,                       (Unaudited)
                                                    --------------------------------------------------------   --------------------
                                                      1996        1997        1998        1999        2000       2000        2001
                                                    --------    --------    --------    --------    --------   --------    --------
Earning Available for Fixed Charges:

Net Income                                            95,543     111,388     135,694     161,187     191,801    154,783     120,815

Undistributed earnings of equity investees              (382)       (504)       (239)     (3,214)     (2,623)    (1,662)      4,763

Plus - Interest expense and portion of rents
         representative of the interest factor,
         net of interest capitalized and
         amortization of debt expense, discount
         and premium                                  69,189      73,070      95,227      74,808      81,218     60,816      53,729

         Federal income taxes                         88,927      68,632      75,422      30,163      86,765     55,874      61,281

         Deferred federal income taxes               (37,613)     (3,041)     (5,056)     57,299      14,603     26,263       4,496

         State and Municipal income taxes              7,300       1,002       8,914      11,459      14,438     11,293       8,636

                                                    --------    --------    --------    --------    --------   --------    --------
           Total                                     222,964     250,547     309,962     331,702     386,202    307,367     253,720
                                                    ========    ========    ========    ========    ========   ========    ========

Fixed Charges:

Interest on long-term debt                            56,623      56,611      68,477      67,732      69,691     52,057      49,852

Other interest expense (includes intercompany)        10,509      14,640      21,912       1,642       6,358      4,813          61

Portion of rents representative of the
    interest factor, including amounts capitalized     7,504       6,770       6,945       7,290       7,300      5,531       5,843

Amortization of debt expense, discount and premium    (3,294)     (3,098)        275         254         210        161          96

                                                    --------    --------    --------    --------    --------   --------    --------
           Total                                      71,342      74,923      97,609      76,918      83,559     62,562      55,852
                                                    ========    ========    ========    ========    ========   ========    ========

Ratio of earnings to fixed charges                      3.13        3.34        3.18        4.31        4.62       4.91        4.54



For purposes of calculating the ratio of earnings to fixed charges:

(a) Earnings represent the aggregate of pre-tax income, adjusted for distributed income of equity investees, and fixed charges, net of interest capitalized.

(b) Fixed charges represent interest (whether expensed or capitalized), the amortization of total debt premium, discount and expense, and that portion of rentals considered to be representative of the interest factor.